Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters that require a shareholder’s vote. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing one of our Class A ordinary shares, are listed on the New York Stock Exchange in the United States under the symbol ZTO.

ZTO Express (Cayman) Inc.

中通快遞（開曼）有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2057)

RECORD DATE FOR

ANNUAL GENERAL MEETING OF SHAREHOLDERS

The board of directors of ZTO Express (Cayman) lnc. (the “Company”) announces that the record date for the purpose of determining the eligibility of the holders of our ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), to vote and attend our forthcoming annual general meeting of shareholders (the “Annual General Meeting”) will be as of close of business on Friday, May 9, 2025, Hong Kong time (the “Ordinary Shares Record Date”). In order to be eligible to attend and vote at the Annual General Meeting, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not later than 4:30 p.m. on Friday, May 9, 2025, Hong Kong time. All persons who are registered holders of the Ordinary Shares on the Ordinary Shares Record Date will be entitled to attend and vote at the Annual General Meeting.

Holders of American depositary shares (the “ADSs”) issued by JPMorgan Chase Bank, N.A., as depositary of the ADSs, as of close of business on Friday, May 9, 2025, New York time (the “ADSs Record Date”, together with the Ordinary Shares Record Date, the “Record Date”), will be able to instruct JPMorgan Chase Bank, N.A., the holder of record of Ordinary Shares represented by ADSs, as to how to vote the Ordinary Shares represented by such ADSs. JPMorgan Chase Bank, N.A., as depositary of the ADSs, will endeavour, to the extent practicable and legally permissible, to vote or cause to be voted at the Annual General Meeting the amount of Ordinary Shares represented by the ADSs in accordance with the instructions that it has properly received from ADS holders. Please be aware that, because of the time difference between Hong Kong and New York, if a holder of ADSs cancels his or her ADSs in exchange for Ordinary Shares on Friday, May 9, 2025, New York time, such holder of ADSs will not be able to instruct JPMorgan Chase Bank, N.A., as depositary of the ADSs, as to how to vote the Ordinary Shares represented by the cancelled ADSs as described above, and will also not be a holder of those Ordinary Shares as of the Ordinary Shares Record Date for the purpose of determining the eligibility to attend and vote at the Annual General Meeting.

Details including the date and location of the Annual General Meeting will be set out in our notice of Annual General Meeting to be issued and provided to holders of our Ordinary Shares and ADSs as of the respective Record Date together with the circular/proxy materials in due course.

By order of the Board
ZTO Express (Cayman) Inc.
Meisong LAI
Chairman

Hong Kong, April 17, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Meisong LAI as the chairman and executive director, Mr. Jilei WANG and Mr. Hongqun HU as executive directors, Mr. Xing LIU and Mr. Xudong CHEN as non-executive directors, Mr. Frank Zhen WEI, Mr. Qin Charles HUANG, Mr. Herman YU, Mr. Tsun-Ming (Daniel) KAO and Ms. Fang XIE as independent non-executive directors.

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